SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                              SCHEDULE 13D
                             (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          (Amendment No. _________)

                             Monarch Avalon, Inc.
                              (Name of Issuer)

                  Common Stock, Par Value $.25 per share
                      (Title of Class of Securities)

                                 609020102
                              (CUSIP Number)

                        Elizabeth R. Hughes, Esquire
                      Venable, Baetjer and Howard, LLP
                   1800 Meercantile Bank & Trust Building
                              2 Hopkins Plaza
                             Baltimore, MD 21201
                               (410) 244-7608
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                              September 19, 1992
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box [   ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                      (Continued on following pages)
                            (Page 1 of 7 Pages)

CUSIP NO.:   609020102             13D             Page 2 of 7 Pages



1.    NAME OF REPORTING PERSON:   Mr. Jackson Y. Dott

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      UNDISCLOSED



2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [  ]
                                                       (b) [  ]


3.    SEC USE ONLY



4.    SOURCE OF FUNDS:   PF,  OO



5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  [  ]



6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

  NUMBER OF
   SHARES        7.   SOLE VOTING POWER:  467,529 shares
BENEFICIALLY
  OWNED BY       8.   SHARED VOTING POWER:  o shares
    EACH
  REPORTING      9.   SOLE DISPOSITIVE POWER:  467,529 shares
   PERSON
    WITH         10.  SHARED DISPOSITIVE POWER:  o shares



11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:  467,529 shares



12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    [  ]



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      22.1%



14.   TYPE OF REPORTING PERSON:   IN

Item 1.     Security and Issuer.


     The class of equity to which this statement refers is Common Stock, $.25 par value, of, Monarch Avalon, Inc. (the
"Issuer"), which has its principal executive office at 4517
Harford Road, Baltimore, MD 21214. The Issuer's telephone number is (410) 254-9200.

Item 2.     Identify and Background.

     (a)    Mr. Jackson Y. Dott ("Mr. Dott")

     (b)    4517 Harford Road, Baltimore, MD 21214

     (c)    President, Monarch Avalon, Inc.

     (d) Mr. Dott has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

     (e) Mr. Dott has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D during the last five years.

     (f)    Mr. Dott is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

     Mr. Dott has acquired Common Stock totaling 413,955 shares as gifts from Mr. A. Eric Dott.

     Mr. Dott acquired beneficial ownership of 40,000 shares of Common Stock through a grant of employee stock options from the Issuer.

Item 4.     Purpose of Transaction.

     The shares reported is this Schedule 13D are held for investment purposes. Mr. Dott intends, however, to continue to review his investment in the Issuer on the basis of various factors, including the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions and individual tax and other portfolio considerations. Based upon such review Mr. Dott will take such action as he deems appropriate in light of the circumstances existing from time to time. In this connection, Mr. Dott may, subject to factors he deems relevant, purchase or otherwise acquire additional shares from time to time in the open market or in privately negotiated transactions or otherwise; or sell or otherwise dispose of, shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers, or otherwise.

     Mr. Dott has not at the present time formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     (a)    Aggregate Number of Shares of Common Stock
Beneficially Owned:  467,529 shares

     Percentage of Class:  22.1% (as contained in the 1997
Form 10-KSB of the Issuer)

     Mr. Dott has a right to acquire 40,000 shares through the exercise of an employee stock option.

     (b) Mr. Dott has sole power to vote and dispose of the 467,529 shares set forth in Item 5(a).

     (c) On October 3, 1997 Mr. Dott was granted a stock option for 40,000 shares of Common Stock from the Issuer. The options represent compensation from the Issuer to Mr. Dott in his capacity as an employee of the Issuer and he paid no cash consideration for such options. The options are immediately exercisable, have an exercise price of two dollars ($2.00) per share and expire on September 30, 1998.

             On February 28, 1994 Mt. Dott acquired 200,000 shares of Common Stock as a gift from A. Eric Dott.

             On September 19, 1992 Mr. Dott acquired 200,000 shares of Common Stock as a gift from A. Eric Dott.

     (d) Mr. Dott acts as custodian of 3,000 shares of the Issuer for which another person retains the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

      Not applicable.

Item 7.     Material to be filed as Exhibits.

Exhibit No.          Item

3                    Stock Option

                           SIGNATURE

     After reasonable inquirey and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:      October 3, 1997          /s/  Jackson Y. Dott
                                     _____________________
                                          Jackson Y. Dott

                                EXHIBIT INDEX

Exhibit No.               Item

3                         Stock Option